Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

☑	☑
		☑	
		☑	☑
		☑	☐
		☑	☐
		☑	☐
		☑	☐
		☑	☐

Duke Energy. Progress Energy

STATUS OF MERGER FILINGS
Stakeholder
Progress on
Key Milestones
Filed Approved
Shareholder
Received shareholder approvals on August 23, 2011
Department of Justice
(DOJ)
The parties have met their obligations under the Hart-Scott-Rodino Act, which is no longer a bar to closing the transaction
Federal Communications
Commission (FCC)
Received approval of Assignment of Authorization filings on July 27, 2011
Federal Energy Regulatory
Commission (FERC)
Filed merger approval application and related filings on April  4, 2011
Intervention period expired June 3, 2011
Nuclear Regulatory
Commission (NRC)
North Carolina
Filed merger approval application on April 4, 2011
NC Public Staff filed settlement agreement on September 2, 2011
Signed settlement on September 6, 2011 with SC ORS, a party to the NC proceeding
Hearing scheduled for September 20, 2011
South Carolina
Submitted merger-related filing on April 25, 2011
Hearing scheduled for October 26, 2011
Kentucky
Received order conditionally approving merger-related application on August 2, 2011
Filed for revision and clarification of a merger condition on August 19, 2011
Waiting Period
Expired
1
(As of September 6, 2011)
Filed for indirect transfer of Progress Energy licenses on March 30, 2011

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT
In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy.  The Registration Statement was declared effective by the SEC on July 7, 2011.  Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.  Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the
SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading
“Investors” and then under the heading “Financials/SEC Filings.”  You may also obtain these documents, free of charge, from Progress Energy’s website
(www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC
Filings.”